UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING

(CHECK ONE):     [ X ] FORM 10-K        [    ] FORM 11-K        [    ] FORM 20-F
                 [   ] FORM 10-Q        [    ] FORM N-SAR

FOR THE PERIOD ENDED:               JANUARY 1, 2005
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[   ] TRANSITION REPORT ON FORM 10-K    [   ] TRANSITION REPORT ON FORM 10-Q
[   ] TRANSITION REPORT ON FORM 20-F    [   ] TRANSITION REPORT ON FORM N-SAR
[   ] TRANSITION REPORT ON FORM 11-K

FOR THE PERIOD ENDED:
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

         IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES.


                        PART I--REGISTRATION INFORMATION

FULL NAME OF REGISTRANT:            TOM'S FOODS INC.

FORMER NAME IF APPLICABLE:

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:      900 8TH STREET

CITY, STATE AND ZIP CODE                    COLUMBUS, GEORGIA 31902


                        PART II--RULES 12B-25 (B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF TO RULE 12B-25 (B), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE)

[X] (a) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE.

[X]      (b) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION
         REPORT ON FORM 10-K, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE 15TH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

[ ]      (c) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25
         (c) HAS BEEN ATTACHED IF APPLICABLE.

                               PART III--NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORM 10-K, 11-K, 20-F, 10-Q, N-SAR OR THE TRANSITION REPORT OR PORTION THEREOF COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACHED EXTRA SHEETS IF NEEDED).

Tom's Foods Inc. (the "Company") is unable to file its Annual Report on Form 10-K for the year ended January 1, 2005 (the "Form 10-K") by the prescribed date without unreasonable effort or expense because the Company and the auditors have not completed their preparation and review of the financial statements to be included in the Form 10-K. The Company presently expects to file the Form 10-K no later than April 16, 2005.




                           PART IV--OTHER INFORMATION

(1)      NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
         NOTIFICATION

                 ROLLAND DIVIN                706              323-2721
         -------------------------- ------------------- ------------------------
                     (NAME)               (AREA CODE)     (TELEPHONE NUMBER)

(2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).
         [ X ] YES         [   ] NO

(3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF? [ X ] YES [ ] NO


Net sales in fiscal 2004 were approximately $181.4 million, compared to net sales of $195.7 million in fiscal 2003. Net loss in fiscal 2004 was $6.8 million compared to $3.2 million in fiscal 2003.



                                Tom's Foods Inc.
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                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

   HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED
                           THEREUNTO DULY AUTHORIZED.




DATE:  APRIL 1, 2005                          BY: /s/ Rolland Divin
                                                  ---------------------------
                                                  Name: Rolland Divin
                                                  Title: President and Chief
                                                         Executive Officer